                                                                    Exhibit 12.1


                                                                     YEAR ENDED DECEMBER 31
                                                                    ------------------------
                                                                      1999            1998
                                                                    --------        --------
Income before income taxes                                         ($20,492)        ($11,738)
Fixed charges:
Interest expense                                                     27,041           15,551
Amortization of loan fees                                             1,241              601
Interest portion of rentals                                           1,298              707
Total fixed charges                                                  29,580           16,859
Preferred stock dividends                                            23,790           13,591
Ratio of pretax income to income                                          1                1
After tax preferred dividends                                        23,790           13,591
Total fixed charges and preferred dividends                          53,370           30,450
Total earnings available for payment of fixed
             charges and preferred dividends                         32,878           18,712
Ratio of earnings to fixed charges                                       (A)              (A)




(A) As a result of the losses incurred in 1999 and 1998 the Company was unable to fully cover the indicated fixed charges and preferred dividends. Earnings did not cover fixed charges and preferred dividends by 20,492 in 1999 and 11,738 in 1998.